

May 14, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Avantor, Inc., under the Exchange Act of 1934.

- Common Stock, par value $0.01 per share

- Series A Mandatory Convertible Preferred Stock, par value $0.01 per share

Sincerely,